UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

STEWART INFORMATION SERVICES CORPORATION

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

860372101

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860372101		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,321,345

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,321,345

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,321,345

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.57%

14.	Type of Reporting Person IA; OO

CUSIP No. 860372101		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,321,345

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,321,345

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,321,345

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.57%

14.	Type of Reporting Person HC; OO

CUSIP No. 860372101		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,321,345

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,321,345

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,321,345

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.57%

14.	Type of Reporting Person HC; OO

CUSIP No. 860372101		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,321,345

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,321,345

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,321,345

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.57%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

ITEM 1.                Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $1.00 per share (the “Shares”), of Stewart Information Services Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1980 Post Oak Boulevard, Houston, Texas 77056.

ITEM 2.                Identity and Background

(a)           The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Spectrum Opportunities Master Fund Ltd, a Cayman Islands exempted company (“Spectrum Master Fund”), (iii) Magnetar Andromeda Select Master Fund Ltd, a Cayman Islands exempted company (“Andromeda Master Fund”), (iv) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (v) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (vi) Magnetar MSW Master Fund Ltd, a Cayman Islands exempted company (“MSW Master Fund”), (vii) Magnetar Multi-Strategy Alternative Risk Premia Master Fund Ltd, a Cayman Islands exempted company, (“Premia Master Fund”), collectively, the (“Funds”), and (viii) two managed accounts for clients of Magnetar Financial (the “Managed Accounts”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of private investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds and each of the Managed Accounts. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds and each of the Managed Accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)           The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)           Each of the Funds is a private investment fund; each of the Managed Accounts is an account managed for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of private investment funds and managed accounts, including each of the Funds and each of the Managed Accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

ITEM 3.                Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 1,392,646 Shares reported herein on behalf of the Funds and Managed Accounts have come directly from the assets of the Funds and Managed Accounts controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of the Funds and Managed Accounts was $60,864,029.47 (excluding commissions and other execution-related costs).

ITEM 4.                Purpose of Transaction

The Reporting Persons acquired the 1,392,646 Shares reported herein on behalf of the Funds and Managed Accounts after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below). The Reporting Persons currently intend to vote the 1,321,345 Shares reported herein on behalf of the Funds and Managed Accounts in favor of the Merger.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.                Interest in Securities of the Issuer

The Company reported in their Agreement and Plan of Merger dated as of March 18, 2018, among Stewart Information Services Corporation, Fidelity National Financial, Inc., A Holdco corp. and S Holdco LLC that 23,728,907 Shares were issued and outstanding.

(a)           Each of the Reporting Persons may have been deemed to have beneficial ownership of 1,321,345 Shares, which consists of (i) 152,485 Shares held by Magnetar Capital Master Fund, (ii) 66,694 Shares held for the benefit of Spectrum Master Fund, (iii) 91,737 Shares held for the benefit of Andromeda Master Fund, (iv) 636,672 Shares held for the benefit of PRA Master Fund, (v) 266,784 Shares held for the benefit of Constellation Fund; (vi) 51,023 Shares held for the benefit of MSW Master Fund; (vii) 5,755 Shares held for the benefit of Premia Master Fund; and (viii) 50,195 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.57% of the Shares.

(b)           Each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 1,321,345 Shares, which consists of (i) 152,485 Shares held by Magnetar Capital Master Fund, (ii) 66,694 Shares held for the benefit of Spectrum Master Fund, (iii) 91,737 Shares held for the benefit of Andromeda Master Fund, (iv) 636,672 Shares held for the benefit of PRA Master Fund, (v) 266,784 Shares held for the benefit of Constellation Fund; (vi) 51,023 Shares held for the benefit of MSW Master Fund; (vii) 5,755 Shares held for the benefit of Premia Master Fund; and (viii) 50,195 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.57% of the Shares.

(c)           Except as set forth on Schedule A attached hereto and Item 6, the Funds and the Managed accounts had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Fund and each of the Managed Accounts. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the New York Stock Exchange and various other trading markets.

As disclosed by the Company in the Form 8-K filed with the SEC on March 19, 2018 (March 18, 2018):

On May 18, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fidelity National Financial, Inc., a Delaware corporation (“FNF”), A Holdco Corp., a Delaware corporation and a wholly-owned direct subsidiary of FNF (“Merger Sub I”), and S Holdco LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of FNF (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Stewart (“Merger I”), with Stewart surviving Merger I as a direct wholly-owned subsidiary of FNF, and subsequently, Stewart will merge with and into Merger Sub II (“Merger II” and, together with Merger I, the “Mergers”), with Merger Sub II surviving Merger II as a direct wholly-owned subsidiary of FNF. The transaction is valued at approximately $1.2 billion.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of the respective parties, at the effective time of Merger I (the “Effective Time”), each share of common stock, par value $1.00 per share, of Stewart (“Stewart Common Stock”) outstanding immediately prior to the Effective Time (other than (i) shares owned by Stewart, its subsidiaries, FNF or the Merger Subs and (ii) shares in respect of which appraisal rights have been properly exercised and perfected under Delaware law) will be converted into the right to receive merger consideration of $25.00 in cash and 0.6425 shares of FNF Group common stock, par value $0.0001 per share (“FNF Common Stock”), subject to potential adjustment as described below. Pursuant to the terms of the Merger Agreement, Stewart stockholders have the option to elect to receive the merger consideration in all cash (the “Cash Election Consideration”), all FNF Common Stock (the “Stock Election Consideration”) or a mix of 50% cash and 50% FNF Common Stock (the “Mixed Election Consideration”), subject to pro-rata reductions to the extent either the election for the Cash Election Consideration or the election for the Stock Election Consideration is oversubscribed. The amount of cash that Stewart stockholders that elect to receive the Cash Election Consideration will receive is $50.00 per share, subject to potential adjustment as described in the 8K and proration to the extent the cash option is oversubscribed. The Stock Election Consideration and the stock portion of the Mixed Election Consideration will be calculated using a fixed exchange ratio that is based on the average of the volume weighted average prices of FNF Common Stock for each of the twenty (20) trading days prior to the signing of the Merger Agreement, or $38.91 (the “Parent Share Price”). The exchange ratio for Stewart stockholders that elect to receive the Stock Election Consideration will be equal to 1.2850 shares of FNF Common Stock per share of Stewart Common Stock (the “Exchange Ratio”), subject to potential adjustment as described below and proration to the extent the stock option is oversubscribed.

(d)           Except for clients of Magnetar Financial who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported herein, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

ITEM 6.                Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is a SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.  Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.                Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of April 9, 2018 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2018

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds and the Managed Accounts

Date	Number of Shares Bought	Price Per Share($) (1)(2)
3/19/2018	263,229	$42.78319	(3)
3/19/2018	79,247	$44.03604	(4)
3/19/2018	177,000	44.66522	(5)
3/20/2018	154,412	$42.93388	(6)
3/20/2018	150,049	43.87325	(7)
3/20/2018	13,070	$44.38686	(8)
3/21/2018	46,750	$44.04993	(9)
3/21/2018	58,475	$44.60589	(10)
3/22/2018	121,172	$43.88334	(11)
3/22/2018	500	$44.637	(12)
3/23/2018	21,990	$43.57141	(13)
3/23/2018	700	$44.10929	(14)
3/26/2018	30,947	$43.62375	(15)
3/27/2018	32,723	$43.83187	(16)
3/28/2018	42,490	$43.91588	(17)
3/29/2018	34,140	$43.98948	(18)
4/2/2018	51,758	$43.2241	(19)
4/2/2018	3,454	$43.97672	(20)
4/3/2018	12,728	$43.60957	(21)
4/3/2018	10,878	$44.35808	(22)
4/4/2018	31,637	$44.39006	(23)
4/5/2018	29,092	$44.10537	(24)
4/6/2018	26,205	$43.93426	(25)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $42.78319 per share, at prices ranging from $42.49 to $43.49 per share.

(4) Reflects a weighted average purchase price of $44.03604 per share, at prices ranging from $43.50 to $44.50 per share.

(5) Reflects a weighted average purchase price of $44.66522 per share, at prices ranging from $44.505 to $44.95 per share.

(6) Reflects a weighted average purchase price of $42.93388 per share, at prices ranging from $42.28 to $43.28 per share.

(7) Reflects a weighted average purchase price of $43.87325 per share, at prices ranging from $43.28 to $44.28 per share.

(8) Reflects a weighted average purchase price of $44.38686 per share, at prices ranging from $44.29 to $44.61 per share.

(9) Reflects a weighted average purchase price of $44.04993 per share, at prices ranging from $43.34 to $44.34 per share.

(10) Reflects a weighted average purchase price of $44.60589 per share, at prices ranging from $44.35 to $45.07 per share.

(11) Reflects a weighted average purchase price of $43.88334 per share, at prices ranging from $43.61 to $44.59 per share.

(12) Reflects a weighted average purchase price of $44.637 per share, at prices ranging from $44.615 to $44.665 per share.

(13) Reflects a weighted average purchase price of $43.57141 per share, at prices ranging from $43.05 to $44.05 per share.

(14) Reflects a weighted average purchase price of $44.10929 per share, at prices ranging from $44.09 to $44.13 per share.

(15) Reflects a weighted average purchase price of $43.62375 per share, at prices ranging from $43.335 to $43.84 per share.

(16) Reflects a weighted average purchase price of $43.83187 per share, at prices ranging from $43.58 to $44.05 per share.

(17) Reflects a weighted average purchase price of $43.91588 per share, at prices ranging from $43.66 to $44.24 per share.

(18) Reflects a weighted average purchase price of $43.98948 per share, at prices ranging from $43.88 to $44.09 per share.

(19) Reflects a weighted average purchase price of $43.2241 per share, at prices ranging from $42.83 to $43.82 per share.

(20) Reflects a weighted average purchase price of $43.98948 per share, at prices ranging from $43.84 to $44.32 per share.

(21) Reflects a weighted average purchase price of $43.6095 per share, at prices ranging from $43.12 to $44.12 per share.

(22) Reflects a weighted average purchase price of $44.35808 per share, at prices ranging from $44.14 to $44.48 per share.

(23) Reflects a weighted average purchase price of $44.39006 per share, at prices ranging from $43.97 to $44.49 per share.

(24) Reflects a weighted average purchase price of $44.10537 per share, at prices ranging from $44.35 to $44.28 per share.

(25) Reflects a weighted average purchase price of $43.93426 per share, at prices ranging from $43.71 to $44.12 per share.

Funds and the Managed Accounts

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
3/29/18	(21,301)	$43.98256	(3)
4/4/18	(50,000)	$44.48708	(4)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $43.98256 per share, at prices ranging from $43.88 to $44.08 per share.

(4) Reflects a weighted average sale price of $44.48708 per share, at prices ranging from $44.02 to $44.70 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of April 9, 2018, among the Reporting Persons.